SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO.  1-12534

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NEWFIELD EXPLORATION COMPANY
DEFERRED COMPENSATION PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 363 NORTH SAM HOUSTON PARKWAY EAST
 SUITE 100
 HOUSTON, TEXAS 77060
 (281) 847-6000
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
      Newfield Exploration Company Deferred Compensation Plan

We have audited the accompanying Statement of Financial Condition of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) as of December 31, 2008, and the related Statement of Income and Changes in Plan Equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2008, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McConnell & Jones LLP
Houston, Texas
June 26, 2009

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets
Investments, at fair value (Note 3)	$2,963,331

Plan Equity	$2,963,331

See accompanying Notes to Financial Statements.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended
December 31, 2008
INCOME (LOSS):
Investment income (loss), net:
Dividends	$85,900
Net depreciation of investments	(1,893,176)
Total investment loss	(1,807,276)

Contributions:
Participant contributions	538,982
Employer contributions	64,046
Total contributions	603,028

DEDUCTIONS:
Expenses:
Benefit payments	(158,917)
Total expenses	(158,917)

NET DECREASE IN PLAN EQUITY	(1,363,165)

PLAN EQUITY:
Beginning of year	4,326,496

End of year	$2,963,331

See accompanying Notes to Financial Statements.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Newfield Exploration Company Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General:  The Plan is a nonqualified supplemental deferred compensation plan adopted effective as of April 1, 1997 and last amended and restated effective as of November 6, 2008.  Generally, the purpose of the Plan is to recognize the value to Newfield Exploration Company (“Newfield”) of the past and present services of the employees covered by the Plan and to encourage and assure their continued service with Newfield by making more adequate provision for their future retirement security.

The Plan Committee, authorized by the Compensation & Management Development Committee of Newfield’s Board of Directors, serves as the Plan Administrator (the “Plan Administrator”).

Eligibility and Vesting:  The Plan covers key employees (the “Participants”) who are designated by the Compensation & Management Development Committee of Newfield’s Board of Directors.  Participation is voluntary and Participants can elect to contribute up to ninety percent (90%) of the Participant’s base salary and up to one hundred percent (100%) of the Participant’s bonus compensation.  Participants are 100% vested in the Plan at all times.

Participant Accounts:  An account is maintained for each Participant in the Plan.  The Plan Administrator will select one or more phantom investment funds that will serve as hypothetical investment options for a Participant’s account.  Each Participant will treat the amounts credited to his account as if they were invested in one or more phantom investment funds.

Effective November 6, 2008, Newfield amended and restated the Plan to provide Participants with the ability to elect to have all or part of a Participant’s deferred amounts credited to his account in the form of Newfield common stock.  These shares are held in a grantor trust.  Once Newfield common stock has been credited to the Participant’s account, it may not be transferred or liquidated by the Participant and shall remain in the account until such dates as specified in the Plan following the Participant’s separation from service, as defined in the Plan, at which time Newfield common stock shall be transferred to the Participant’s personal brokerage account, as designated at that time by the Participant; hence, it cannot be settled in cash.  The number of shares of common stock credited to the Participant’s account shall be adjusted, as appropriate, to reflect any stock split, stock dividends, reverse splits and any other recapitalization transactions.  Participants who elect to have all or a portion of their deferrals credited in Newfield’s common stock are entitled to give voting directions to the Plan Committee, and the Plan Committee will arrange for the distribution to members of all communications directed generally to the stockholders of Newfield regarding voting and solicitations.

Company Deferrals:  For each year during which a Participant has made the maximum elective contributions under Newfield’s 401(k) plan, Newfield will credit that Participant’s account with an amount equal to 100% of the compensation deferrals made by that Participant, up to 8% of the Participant’s base salary for that year and reduced by any matching contributions made for the account of the Participant under Newfield’s 401(k) plan for that year or such lesser amount as may be credited consistent with section 409A of the Internal Revenue Code.

Distributions:  Participants elect the form of payment of their compensation deferrals in the form of (a) a lump sum or (b) monthly installment payments for a period of not less than one year and not more than 10 years.  Participants are eligible for distribution of their benefits upon death, separation from service (as defined in the Plan) and in certain cases of severe financial hardship.  If a change of control (as defined in the Plan) occurs, the Compensation & Management Development Committee may terminate the Plan within 30 days before or 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

Trust:  The Plan is a nonqualified supplemental deferred compensation plan.  Newfield established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Charles Schwab Trust Company (“Schwab”) serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between Newfield, as grantor, and the trustee.  Plan Participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of Newfield.  Assets held by the Trust are available to Newfield’s general creditors in the event of insolvency of Newfield.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

As of December 31, 2008, the Trust assets were primarily invested in various mutual funds and shares of Newfield common stock.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates:  The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein, and the accompanying notes to the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties:  The Plan provides for various investment options.  The underlying investment securities are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the Statement of Financial Condition.

Investments:  The Plan’s investments include various publicly traded mutual funds and shares of Newfield common stock both of which are valued based on quoted market prices on the last business day of the Plan year.  The change in market value of the investments is reflected in the Statement of Income and Changes in Plan Equity as appreciation/depreciation in the fair value of investments.  Realized gains and losses on investments are calculated using average costs.  Interest is recorded as earned.

Investments are reported at fair value.  Fair value, as defined by Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”), is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for a discussion of fair value measurements.

NOTE 3 – INVESTMENTS

Investments at fair value based on quoted market prices at December 31, 2008:

Newfield Exploration Company Common Stock (14,439 shares)	$285,170	*
Schwab Retirement Advtg Money Fund	358,546	*
American Beacon Lg Cap Value Instl Fund	81,435
Columbia Small Cap Value II Z	18,928
First American Mid Cap Value	53,942
Harbor Bond Fund	76,251
Harbor Capital Appreciation Fund	515
Schwab Inst Select S&P 500 Fund	81,118
Nicholas-Applegate Mini Growth Instl	148,165
Rainier Small/Mid Cap Equity Instl	213,835	*
T. Rowe Price Retirement Income FD	535,768	*
T. Rowe Price Retirement 2010	297,445	*
T. Rowe Price Retirement 2020	16,098
T. Rowe Price Retirement 2030	89,354
Vanguard Total Intl Stock Index Fund	12,674
UMB Scout Intl Fund	168,161	*
Vanguard Small Cap Growth Index Fund	525,926	*
	$2,963,331
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* Investments representing 5% or more of the Plan’s equity at December 31, 2008

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE 4 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosure requirements about fair value measurements. Under SFAS No. 157, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under SFAS No. 157 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

SFAS No.157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under SFAS No.157 are described below:

Level 1: unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common stock	$285,170	$—	$—	$285,170
Mutual funds	2,678,161	—	—	2,678,161
Total	$2,963,331	$—	$—	$2,963,331

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2008

NOTE 5 – ADMINISTRATIVE EXPENSES OF THE PLAN

All administrative expenses of the Plan and any brokerage fees for the purchase of shares on behalf of Participants are paid by Newfield.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Compensation & Management Development Committee retains the right to amend or terminate the Plan at any time.  If the Plan is terminated, all sums credited to individual accounts would be distributed to the Participants as provided in the Plan.  If a change of control (as defined in the Plan) occurs, the Compensation & Management Development Committee may terminate the Plan within 30 days before or 12 months after a change of control and distribute each Participant’s account within 12 months of the date of the Plan termination.

NOTE 7 – TAX STATUS

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.  A Participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a Participant’s account.  Rather, a Participant will incur federal income tax liability for such contributions and income only when distributions are made to a Participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

NOTE 8 – NEW ACCOUNTING PRONOUNCEMENT

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”).  Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  Newfield is currently evaluating the impact FSP FAS 157-4 will have on the Plan’s financial statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY DEFERRED COMPENSATION PLAN

Date: June 26, 2009	By: /s/ MONA LEIGH BERNHARDT
Mona Leigh Bernhardt
Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP